Exhibit 99.64

AMENDED MANAGEMENT’S DISCUSSION AND ANALYSIS

For the second quarter ended

June 30, 2025 and 2024

MANAGEMENT’S DISCUSSION AND ANALYSIS

GENERAL

The following Management Discussion and Analysis of financial condition and results of operations (“MD&A”) of NuRAN Wireless Inc. (“we”, “us”, “our”, the “Company” or “NuRAN”) for the quarter ended June 30, 2025 has been prepared by management and should be read in conjunction with the condensed interim consolidated financial statements for the six-month period ended June 30, 2025 and June 30, 2024 and the related notes thereto. The Company’s condensed interim consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”). References to notes are with reference to the condensed interim consolidated financial statements. Unless otherwise noted, all currency amounts are in Canadian dollars. These documents, as well as additional information on the Company, are filed electronically through the System for Electronic Document Analysis and Retrieval (SEDAR) and are available online at www.sedar.com.

Unless otherwise stated, this MD&A is prepared as of December 1, 2025.

DISCLAIMER FOR FOWARD LOOKING STATEMENTS

This MD&A contains forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Issuer (as defined herein) or NuRAN (as defined herein) to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Examples of such statements include expectations regarding NuRAN’s ability to raise capital, the intention to expand the business and operations of NuRAN and use of working capital and proceeds of capital raises. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this MD&A. Such forward-looking statements are subject to a number of risks as outlined below under “Risks and Uncertainties” and include risks such as the uncertainties regarding the continuing impact of COVID-19, and measures to prevent its spread, risks relating to NuRAN’s business and the economy generally; NuRAN’s ability to continue to develop its new NaaS model; the capacity of the Company to deliver its technical solution and to import inventory to Africa at a reasonable cost; NuRAN’s ability to obtain project financing for the proposed site build out under its NaaS agreements with Orange, MTN and other telecommunication providers; the potential loss of one or more significant suppliers or a reduction in significant volume from such suppliers; NuRAN’s ability to meet or exceed customers’ demand and expectations; significant current competition and the introduction of new competitors or other disruptive entrants in the Company’s industry; NuRAN’s ability to retain key employees and protect its intellectual property; compliance with local laws and regulations and ability to obtain all required permits for its operations; access to the credit and capital markets; changes in applicable telecommunications laws or regulations or changes in license and regulatory fees; downturns in customers’ business cycles; insurance prices and insurance coverage availability; the Company’s ability to effectively maintain or update information and technology systems; our ability to implement and maintain measures to protect against cyberattacks and comply with applicable privacy and data security requirements; the Company’s ability to successfully implement its business strategies or realize expected cost savings and revenue enhancements; business development activities, including acquisitions and integration of acquired businesses; the Company’s expansion into markets outside of Canada and the operational, competitive and regulatory risks facing the Company’s non-Canadian based operations. These forward-looking statements should not be relied upon as representing NuRAN’s views as of any date subsequent to the date of this MD&A.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Although NuRAN has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward looking statements. The factors identified above are not intended to represent a complete list of the factors that could affect NuRAN. Such statements made by the Company are based on current expectations, factors and assumptions and reflect our expectations as at June 30, 2025. Except as required by applicable law, we undertake no obligation to publicly update or revise any forward - looking statement, whether as a result of new information, future events or otherwise.

For a description of material factors that could cause the Company’s actual results to differ materially from the forward-looking statements in this MD&A, please see “Risks and Uncertainties” below.

CORPORATE STRUCTURE

NuRAN was incorporated under the Business Corporations Act (British Columbia) on September 23rd, 2014. The Company was initially a wholly owned subsidiary of Bravura Ventures Corp. (“Bravura”). On October 14th, 2014, the Company entered into an arrangement agreement with Bravura and 1014379 B.C. Ltd., pursuant to which the shareholders of Bravura exchanged certain common shares of Bravura for common shares of NuRAN by way of a plan of arrangement (the “Arrangement”) and NuRAN became a reporting issuer in the provinces of British Columbia and Alberta.

Following completion of the Arrangement, NuRAN entered into an amalgamation agreement dated March 11, 2015 with Nutaq Innovation Inc. (“Nutaq”) and 9215174 Canada Inc. (“Newco”), a wholly owned subsidiary of NuRAN formed for the purpose of the amalgamation, pursuant to which Nutaq amalgamated with Newco and NuRAN acquired all of the issued and outstanding shares of the amalgamated company in consideration of 32,999,994 common shares of NuRAN based on a ratio of 2.749 NuRAN common shares for each share of Nutaq issued and outstanding on the closing date. Nutaq and Newco completed the amalgamation on June 2nd, 2015, and the amalgamated company was named “Nutaq Innovation Inc.”. Following the closing of the transaction, NuRAN had 40,471,869 common shares issued and outstanding and former shareholders of Nutaq acquired 81.5% of the issued and outstanding common shares of NuRAN. Following the closing of the Amalgamation, Nutaq Innovation Inc. was a wholly owned subsidiary of NuRAN and NuRAN operated the business of Nutaq.

Nutaq was incorporated under the laws of Canada on May 30, 2005, under the name “Lyrtech RD Inc.”. Nutaq changed its name to “Nutaq Innovation Inc.” on August 31, 2012; its registered and head office is located at 2150 Cyrille-Duquet Street, Suite 100, Quebec, Quebec G1N 2G3. On August 28, 2020, the Board of Directors of Nutaq voted to cease operations and on that date all its board members, except Mr. Francis Letourneau, resigned their respective positions. On August 31, 2020, Nutaq announced the decision and filed an insolvency proceeding and on September 1, 2020, the Company approved the appointment of Lemieux Nolet as trustee for Nutaq’s bankruptcy proceedings. At the same time the trading of the Company’s stock was halted.

On September 22, 2020, the trustee and Nutaq’s first ranking secured creditors reached an agreement pursuant to which all the assets of Nutaq, including all inventory, equipment and R&D equipment, trademarks, patents, accounts receivables, bank account and SR&ED credits would be sold. On October 27, 2020, the parent company re-acquired Nutaq Assets for $100,000.

MANAGEMENT’S DISCUSSION AND ANALYSIS

As a result of the insolvency proceedings, the Company eliminated/extinguished the obligation to repay certain creditors and recorded a $1.5M gain on the extinguishment of liabilities. Also, the Company assumed all obligations of Nutaq. Subsequently the management of NuRAN made the decision to unwind the bankruptcy of Nutaq in order to recover the significant losses accumulated, now estimated at over $24M, which can be used to offset future profits of the Company. The process began in 2021 and the final step was completed when NuRAN’s proposal to creditors was accepted by the bankruptcy court on March 17, 2022. A final payment of settlement was made and on March 25, 2022, Nutaq received a Certificate of Full Performance of Proposal issued by the Licensed Insolvency Trustee signifying that Nutaq is released from the debt included in the proposal.

In 2021, NuRAN incorporated two wholly owned subsidiaries, NuRAN Wireless Cameroon Ltd. and NuRAN Wireless DRC SARLU, to own and manage the networks that the Company is developing in those countries. In April 2022 the Company incorporated NuRAN Wireless (Africa) Holding based in Mauritius, a regional holding company that will hold all of its African investments. During 2022 the shares in both subsidiaries were transferred to the holding company and in future this entity will be used to raise debt and equity to fund further growth. During 2023 NuRAN incorporated two other wholly owned subsidiaries of NuRAN Wireless (Africa) Holding; NuRAN Wireless Cote d’Ivoire SARLU and NuRAN Wireless Madagascar SARLU to own and manage networks in those countries. In September 2024, NuRAN Wireless DRC changed its status to SA, Societe Anonyme, and increased its capital to comply with local licensing requirements and in November 2024 NuRAN incorporated NuRAN Wireless Benin SARLU to own and manage a network in that country. The results therefore include the consolidated results of these African subsidiaries.

DESCRIPTION OF BUSINESS

NuRAN is a leading supplier of mobile and broadband wireless infrastructure solutions. Its innovative radio access network (RAN), core network, and backhaul products dramatically reduce the total cost of ownership, giving mobile network operators (MNOs) the ability to profitably serve remote, low income and low population density locations, an unfeasible proposition with existing systems.

NuRAN’s current business focus is to grow the market penetration of its Network as a Service (NaaS) offering, a communications solution whose backbone is its Wireless Infrastructure Systems (WIS).

NuRAN’s WIS are mobile wireless infrastructure equipment (e.g. base station radios) that use proprietary breakthrough small cell solutions to offer better coverage, the lowest installed cost, the most efficient power consumption combined with leading technology for satellite bandwidth reduction usage currently available in the global marketplace. This technology was subject to rigorous testing by leading MNOs proving its carrier-grade status and leading to broad acceptance for NaaS solutions in the years since.

Our design provides two key competitive advantages:

●	Low total cost of ownership, a key feature for developing countries and rural/low population density areas, and

●	Small footprint, easy to deploy private networks, customizable for large scale deployments such as rural mobile networks and specific markets such as defense, utilities, industrial and machine-to-machine (“M2M”).

MANAGEMENT’S DISCUSSION AND ANALYSIS

NuRAN’s NaaS model leverages the capabilities of its WIS as well as its extensive expertise in building cost-effective cellular infrastructure. The model provides not only network equipment, but NuRAN also finances, builds, manages and maintains the cellular sites in a very effective manner. Revenue to NuRAN comes in the form of either a revenue share with guaranteed minimum or threshold or fixed monthly payments depending usually on the type of site being deployed. As demonstrated by the number of contracts signed, the NaaS model has received significant interest from MNOs as a carrier-grade mobile network infrastructure solution that allows MNOs to continue focusing their capital expenditure on building capacity in denser urban and semi-urban areas while developing new technologies such as 4G and 5G. Another reason for this growing interest in the NaaS model is that it allows MNOs to reach previously uneconomic markets, thus meeting government license obligations to cover the vast majority of the population which is only possible by serving remote communities. The investment in the NaaS model is customer friendly but it also provides NuRAN with long-term recurring revenues over contract periods which range from 5 to 10 years in length, and in many cases are of indefinite length because they incorporate continued asset ownership by NuRAN.

NuRAN’s wireless infrastructure solutions are also capable of supporting mobile payment transactions, a tremendous social and economic benefit for those in the developing world where 95% of all transactions are cash and 60% of adults don’t currently have a bank account, as well a significant potential market for MNOs. This is one of the key applications that MNOs are interested in rolling out when they deploy NaaS in rural areas where bank accounts are less prevalent.

By deploying communication infrastructure in uncovered areas, NuRAN also makes a very significant contribution to the socio-economic conditions of the areas it serves and meets a significant number of the seventeen sustainable development goals set by the United Nations. This includes improving the local economies and enabling access to e-learning, e-health and other social services not currently available to the local population.

GENERAL OBJECTIVES

NuRAN’s mission is to create a new possibility for over a billion people to communicate effectively over long distances. Our commitment combined with our ethical and ambitious values drive the company in its mission to connect the world.

Now more than ever, especially on the back of the COVID-19 pandemic and the need for remote connectivity, people need to be connected to the vast network that provides a window to the outside world and a connection with those around them. At NuRAN Wireless, we offer people a universal possibility: connect to a global network and communicate over long distances efficiently and affordably in addition to contributing to the local economy. Our innovative, compact, and specialised solutions for rural regions allow users to stay connected with the world and keep in touch with family, friends, colleagues, and acquaintances.

NuRAN’s specialized telecommunications solutions satisfy the growing demand for wireless network coverage in remote and rural areas across the world. The fact that NuRAN’s solutions make it economically viable for MNOs to service small and isolated communities that have been previously ignored means NuRAN’s solutions have become a truly disruptive technology. With its affordable solutions supporting 2G, 3G, 4G technologies and its innovative NaaS business model, NuRAN has the capability to build, optimize and manage rural connectivity expansion at an unprecedented rate.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERALL PERFORMANCE AND OUTLOOK

Performance

During the quarter ended June 30, 2025, the Company continued to implement its NaaS strategy, aiming to be the preferred supplier to Mobile Network Operators (MNOs) globally by connecting remote and rural regions that have previously lacked access to the economic and social benefits of connectivity. The majority of sites currently in operation—particularly in Cameroon—have demonstrated rapid adoption and average traffic levels that meet the Company’s per-site business objectives. The Company now serves two Mobile Network Operators in Cameroon, with a focus on expanding coverage, leveraging the nation’s economic growth, and diversifying risk management strategies. As of the date of this MD&A, the Company has completed delivery of the initial 122-site phase with Orange and made significant progress on site deployment for MTN. While MTN sites are gradually ramping up, Orange site traffic continues to perform as projected.

During the second quarter, management was informed by Orange of a billing error in the Orange Network Billing System from early 2023 to January 2025 that resulted in some traffic being incorrectly billed as international due to area code misallocation.

Prefixes not classified as local calls were treated as international calls or SMS, causing revenue calculations to be overstated since international tariffs exceed local ones by a significant margin. The problem stems from the addition of new area codes to support increased mobile penetration; these numbers were not configured as local calls and were thus categorized as international calls by default. This issue resulted in roughly 15% of traffic being charged at international tariffs instead of local ON-NET or OFF-NET tariffs, with the international tariff twelve times higher than local rates.

An initial discussion took place with Orange on April 18 during a commercial review meeting, where the issue was recognised as a possible concern under investigation but not yet quantified. On May 23, 2025 the Company received official notification by email regarding the potential impact. Since then, the Companies have been involved in an extensive review of the traffic for the affected period and Orange has used the revised rates in generating NuRAN’s monthly invoices since February 2025. Although the approach is still under discussion and results not finalised, it has resulted in a decrease in revenue, for the affected period, of over 60% or $410,637 in March compared to previously expected revenue (see table below).

NuRAN’s Q1 revenue has been adjusted, and Q2 revenue reflects the updated billing information supplied by Orange. As of the filing date of this MD&A, Orange and NuRAN continue to discuss this issue and there is still some discrepancy between the revenue reported by Orange and NuRAN’s view of this level based on observed traffic between January 2023 and January 2025.

In the interim Nuran’s invoicing is at the rates provided by Orange which excludes this disputed traffic. The final agreement will be reported as soon as finalized.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Reported revenue per site declined compared to Q1 but is consistent with the Company’s prior financial projections. Please find below the tables showing the Q1 vs Q2 adjusted revenue for its NaaS business with Orange Cameroon:

Q1 2025 Revenue, as reported in Q1:

	January	February	March
Invoice (FCFA)	221 037 000	229 612 100	274 981 900
Revenue per site (FCFA)	2 351 457	2 442 682	2 925 339
Revenue per site (CA$)	5 173	5 374	6 436
Total Monthly (CA$)	486 281	505 147	604 960

Q2 2025 Revenue including Q1 correction:

	January	February (corrected)	March (corrected)	March adjustment	March total	April	May	June
Invoice (FCFA)	221 037 000	76 285 600	81 914 500	6 414 000	88 328 500	85 579 100	85 301 300	81 489 000
Revenue per site (FCFA)	2 351 457	811 549	871 431	641 400	849 313	785 129	782 581	747 606
Revenue per site (CA$)	5 173	1 785	1 917	1 411	1 868	1 727	1 722	1 645
Total Monthly (CA$)	486 281	167 828	180 212	14 111	194 323	188 274	187 663	179 276
Delta (%)	0%	65%			64%

Important: In its current discussions with Orange, management is proposing to adjust the January billing by FCFA 99,321,000 (CA$ 218,497). Repayment of this sum is scheduled to begin in January 2026, with monthly payments of FCFA 16,553,500 (CA$ 36,418) over six months.

Although the outlined issue is influencing short-term results, the Company anticipates that the growth in number of active sites in Cameroon, Ivory Coast, Benin, Ghana, Madagascar, and particularly the Democratic Republic of the Congo (DRC), where billing sites are experiencing above average traffic growth shall compensate for the foreseen reduction. Following the final drawdown under the US$ 5M term loan facility agreement with Cygnum Capital (see below), plans include launching the first 10 sites in Ivory Coast, resuming 7 sites in Ghana, relocating non-performing sites, and completing delivery of the 118 sites now in inventory in DRC.

Management’s strategic decision to shift NuRAN’s focus toward the NaaS market was made with a full understanding of the substantial initial investments required in marketing, branding, sales, field testing, and preparations for increased production capacity, as well as the necessary working capital and capital expenditures to fund the deployment and installation of remote networks. While the pace of investment recovery has been slower than anticipated, recurring, sustainable, and more predictable revenues are now materializing.

MANAGEMENT’S DISCUSSION AND ANALYSIS

NuRAN’s continued commitment to research and development, engineering, and manufacturing has been recognized by leading industry organizations and stakeholders. In recent years, the Company has clearly demonstrated that technology ownership is central to its success. Enhancements to its solutions have resulted in notable gains in network capacity, contributing significantly to increased revenues.

To further support the expansion of the NaaS model, management has remained focused on raising additional capital to underpin deployment plans and on continuous improvement of operating sites.

As of the quarter ended June 30th, 2025, the Company has secured nine NaaS contracts with MTN and Orange across eight countries, encompassing a total of 5,092 sites, and on September 4th, 2025, signed a contract for the deployment of rural sites in West Africa under a turnkey delivery model where payments are made based on milestones of delivery and not a NaaS revenue share (see Page 13 re: contract signing). .. NuRAN is currently operating in four countries and has finalized the incorporation of its operating subsidiary in an additional country. The deployment of the existing backlog and anticipated pipeline will necessitate ongoing capital-raising initiatives to support operations in all markets. Further details on these efforts are provided later in this document. Enabled by supplemental funding from the Cygnum Capital loan facility, cash contributions from the Cameroon operation, the Societe Generale credit facility, and receipt of outstanding payments from Orange Cameroon, the Company successfully expanded site rollouts, initiated activities in new countries, and enhanced the network to facilitate the introduction of 3G services.

As of September 30th, 2025, NuRAN’s NaaS business has generated over $6.8 million since its launch in 2021. Each site is contracted for periods ranging from 5 to 10 years, depending on specific agreements, indicating that NuRAN is still in the early stages of realising its full market potential. The Company is growing its recurring revenue through ongoing site deployments. While issues in Namibia, South Sudan, and Sudan remain unresolved, the Company will concentrate on expanding in other markets.

The Company continues to achieve recurring revenue per site and has seen a reduction in the Cost of Goods Sold (COGS), aiming for sustained positive return on site investments for the organization overall. COGS includes expenditures such as site leases, repair and maintenance, insurance, and satellite managed services. The reliability and efficiency of NuRAN’s technical solutions have contributed to decreased costs related to preventive and corrective maintenance, as well as optimized satellite bandwidth usage, all contributing to improved gross margins and cash contribution from active NaaS sites.

Operational and Business Highlights:

Through the third quarter of 2025, NuRAN continued to work on drawing down against the Cygnum Capital loan facility, drawing an additional US$ 1 million and the end of September, and is progressing on other financing options. Management is now focusing on financing alternatives that it believes are efficient, reliable, and well aligned with its project objectives. As an example, the Company announced that NuRAN Wireless Africa Holding, a wholly owned subsidiary of NuRAN, signed a non-binding Term Sheet and a Mandate Letter with a Global Asset Management Company (“The Lender” and “The Lead Arranger”) for a long-term senior secured credit facility (the “Loan Facility”) of which US$ 15,000,000 is to be provided by The Lender. The Loan Facility will include a mechanism for the Lead Arranger to increase the size of the Loan Facility to up to US$ 70,000,000 through syndication with other lenders. This financing will facilitate the purchase of components and installation of network infrastructure sites across several African countries.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The long-term Loan Facility includes terms that are different from those previously offered by other lenders and marks a step forward in NuRAN’s plans to expand telecommunications infrastructure in Africa. The facility will support NuRAN’s network infrastructure rollouts in Cameroon, DRC, Ivory Coast, Benin, and Madagascar. As of the date of this MD&A, the potential lender has completed its due diligence and, pending receipt of an equity or quasi-equity term sheet, has indicated readiness to submit the application to its investment committee for approval. For the equity raise, management continues to address the requirements set by potential investment partners. Management is progressing discussions with several potential investors as well as investigating the possibility of a fund-raise on Canadian public markets. Valuation discussions and negotiations have begun, representing an important step forward in finalizing an investment.

In addition to other criteria important to these investors, concerns have been raised over the level and terms of short-term borrowing at the NuRAN Canada level. Management understands and shares these concerns and at its Annual General and Special Meeting (AGSM) held in October, obtained approval for a proposed restructuring transaction (Restructuring) that would convert up to $25,000,000 of debt (inclusive of accrued interest) into equity, or some other form of agreement and structure with similar effect, which may include an acquisition agreement, and/or raise an additional $5,000,000 of equity, or such other ratio to be determined by the Company. The Restructuring, accompanied by a proposed consolidation of the Company’s issued and outstanding common shares is intended to permit the Company to satisfy all conditions and necessary regulatory approvals to list the Common Shares on the NASDAQ, New York Stock Exchange (“NYSE”), or such other U.S. national securities exchange. Such listing would provide access to larger capital markets, enhance visibility and credibility, improve liquidity for shareholders and ultimately support future financings. The Restructuring also has the direct benefit of reducing interest-bearing debt freeing approximately $3.3 million per year in cash flow from reduced interest expense, strengthening the Company’s capital structure, and improving the Company’s ability to meet ongoing obligations and continue as a going concern.

The proposed Restructuring, when combined with a planned C$5 million private placement, is intended to move the Company from a state of technical insolvency toward viability and sustainability. The focus remains on building sufficient NaaS sites to cover group operating expenses which could potentially change the Company’s funding meaning it would not be forced to accept funding on onerous terms but more aligned with its long-term strategy, capabilities and risk profile.

With funding from the Cygnum Capital facility, site rollout is advancing in Cameroon. NuRAN’s operations team has enhanced the site selection and acquisition process and further optimized network efficiency and capacity, resulting in notable increases in traffic and revenue across existing sites. Concurrently, management has secured improved terms and pricing with key suppliers, achieving, for instance, a 50% reduction in monthly satellite managed service fees, which has significantly increased gross margin. The Company has also obtained agreements for Custom Duty exoneration in Cameroon, Ivory Coast, and DRC, leading to substantial reductions in capital expenditures and enabling improved ROI and payback periods. Consequently, these measures are expected to facilitate the construction of additional sites using the raised capital.

MANAGEMENT’S DISCUSSION AND ANALYSIS

As at the date of this MD&A, NuRAN has 5,092 NaaS sites under contract with Orange in Cameroon, DRC, and Madagascar and with MTN in South Sudan, Cameroon, Namibia, Sudan, Ivory Coast and Benin. Following the announcement on July 21, 2022 of NuRAN’s entry into a Group Framework Agreement (“GFA”) with MTN Group (JSE: MTN) for up to 19,000 network sites in over 15 countries in the Middle East and Africa, the Company has been successful in engaging with a number of MTN operating companies. Management expects to bring additional contracts with MTN as well as other MNOs which will move the Company closer to meeting its objective of 10,000 sites under contract, especially as more traction is gained with cashflow generated in existing operations.

The Company maintains its plan to develop and fund its 10,000 sites network objective in several phases and while discussions are at various stages, management reports high interest from several investors and lenders in participating in the next stages of financing. From the cash generated by its operations in Africa, the Company plans to reinvest in the project resulting in a reduction of the external capital required.

To achieve the 10,000-site goal, the business development strategy will focus on creating an economic hub around high-performing countries to leverage currency efficiency and cash movement within the hub, facilitating infrastructure consolidation and reducing CAPEX investment. Management aims to optimize financial efficiency based on market demand. For instance, Ivory Coast borders five countries and uses the West Africa CFA currency shared with seven countries, enabling cash generation to be invested in other countries.

This strategy involves forming what is termed as a “regional economic pole” (Pole), where high-performing countries act as central nodes that support surrounding nations economically. By consolidating infrastructure and investments within these hubs, NuRAN can ensure efficient use of resources and funds. The West Africa CFA currency allows seamless financial transactions across the region, minimizing currency exchange exposure and enhancing liquidity and cash flow.

Similarly, Cameroon, which borders six countries, can serve as another Pole. With its stable economy and strategic location, revenue generated in Cameroon can be reinvested into neighboring countries, thereby accelerating the deployment of 10,000 sites. This approach not only maximizes financial efficiency but also promotes regional economic growth and connectivity.

Without deviating from its focus of delivering its backlog to reach profitability and to enable additional financing, management expects to structure its approach strategically. By prioritizing the completion of existing projects and ensuring that operational targets are met, the company aims to build a robust financial foundation. This involves meticulous planning and execution of site rollouts, optimizing resource allocation, and continuously improving network infrastructure. This nuanced approach is designed to enhance cash flow, attract further investments, and solidify NuRAN’s position in the telecommunications market. This comprehensive strategy encapsulates the goal of achieving the 10,000-sites milestone while ensuring sustainable growth and regional economic synergy.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The business development and sales strategies revolve around leveraging the established hubs to sign contracts with surrounding countries. By capitalizing on the infrastructure and resources within these hubs, management aims to extend its reach and secure new contracts. Ivory Coast and Cameroon, as central poles, will serve as the foundation for this expansion. The strategy involves forming partnerships with mobile network operators in neighboring countries, using the success and stability of the hubs as a selling point. This approach will not only maximize the efficiency of resource utilization but also foster regional economic growth and connectivity. Through strategic negotiations and targeted marketing efforts, NuRAN intends to achieve its objective of 10,000 sites under contract by tapping into the potential of both existing and new poles across Africa.

Related Party Agreements

NuRAN’s execution strategy aims to leverage the skills and capabilities built up at the Canadian parent and utilizing these across the operating subsidiaries. By building knowledge it is able to follow best practice across all subsidiaries achieving economies and at the same time further efficiency. NuRAN Canada provides equipment to subsidiaries as well as services and invoices these by way of related party agreements. The invoices arose from agreements signed in April 2021 (Cameroon), June 2021 (DRC) and will be implemented in all subsidiaries with Ivory Coast and Benin the next to be put in place. First was the provision of Radio-Access Network (RAN) solutions relating to NuRAN’s base station equipment and related software and services. This is provided on an exclusive basis to the operations and is in fact part of the reason for introduction the NaaS solution in the first place, to allow the Company to deploy its leading technology to bring connectivity to rural communities. Second is the provision of management, accounting, commercial and other administrative and operational assistance to support the continued growth of the NaaS activities. Under this agreement, the subsidiaries agreed to use the Canadian parent’s operation as supplier of services to deploy, manage and maintain NaaS solutions for the MNOs.

These agreements are subject to international transfer pricing rules and regulations and must comply with these across the multiple jurisdictions within which the Company operates. Equipment pricing is set based on benchmarked pricing implemented globally in the past based on the Company’s extensive experience in this area. Services are charged on a cost+ basis which mirrors actual costs incurred. A portion of staff time is allocated based on a % of time devoted to subsidiary NaaS activities and as the Company increases the number of subsidiaries the costs per subsidiary will fall as fixed costs will be spread across a larger number of NaaS operations. Costs including Network Operations Center (NOC), procurement, finance and administration will not for example increase linearly with increased number of subsidiaries.

The payment terms of these agreements followed commercial terms standard for the industry. However, the Company has not demanded payment or enforced these obligations knowing that it would take time for the subsidiaries to construct the NaaS infrastructure and generate excess cashflow, over and above regular operating expenses and cash needs required for continued site construction. Over time as the Company entered into borrowing arrangements with the likes of Cygnum, these receivables were regarded as quasi-equity of the Canadian parent and could be used to comply with lending covenants. At that time, Cygnum also required the factor to provide a funding guarantee for US$2 million to support ongoing operations. In addition, based on the loan facility with Cygnum, the Company is limited in the amount it can have repaid by the subsidiary. As the term of Cygnum and other debt facilities will be extended, the timing for repayment of these invoices is to be lengthened as well. In addition to services charges, the Company records cash transfers to the subsidiaries, mainly in the early years before the subsidiary is generating NaaS income, to an intercompany or loan account. These loans are charged interest based on international standards and regulations which gives rise to taxable income in NuRAN Africa for example.

MANAGEMENT’S DISCUSSION AND ANALYSIS

As at the end of June 2025, NuRAN Canada had provided almost $17 million of equipment, services and cash to NuRAN Africa showing as an intercompany loan. In addition, direct billing to subsidiaries amounted to $5.7 million due directly to Canada from Cameroon and DRC. Note that all intercompany charges cancel eachother out at the level of consolidated financial statements because income from one source is a cost in another. It is important to recognize however that these charges exist and do have tax implications at the subsidiary level.

The Company also has related party relationships and amounts owing to members of its senior management team. These amounts are included in Accounts Payable and relate to unpaid salaries, benefits and expenses built up over time resulting from cash shortages. For the period from January to June 2025, total remuneration to these individuals amounted to $ 919k and of this $71k of benefits remained unpaid. The total balance of unpaid accounts was $506k which is non-interest bearing and is to be paid as soon Company resources allow.

Tabular Comparison and Analysis of Use of Proceeds

In accordance with Item 1.4(i) of Part 2 of Form 51-102F1, the Company provides the following tabular comparison between previously disclosed intended use of proceeds from financing activities (other than working capital) and the actual application of those proceeds for the years ended December 31, 2023, December 31, 2024, and the interim period ended June 30, 2025. The table also includes explanations for any significant variances, along with an analysis of how these differences have affected the Company’s ability to achieve its stated business objectives and milestones.

Comparison of Intended vs. Actual Use of Proceeds

Items	Intended Use	Actual Use	Variance Explanation:	Impact on objectives
Factoring Agreement (August 28, 2023, as amended)	To supplement operational liquidity, reduce accounts receivable risk, and support ongoing business development initiatives	Proceeds totalling $11.5 million were received through the factoring of $28.4 million in receivables. The majority of funds were allocated to covering short-term liabilities and ensuring the continuation of operations, with less emphasis on expansion due to heightened liquidity and credit risk. Out of the Purchase Price Paid, $2.1 million was not received directly by the company but paid by the Factor to third parties to settle the company’s operating expenses or debt commitments, including $1.9 million in principal repayments of a convertible debenture.	Greater than anticipated recourse risk and reduced cash flow from collections required the Company to prioritize stabilization of core operations over new development. Amendments to the Factoring Agreement further impacted available liquidity, resulting in losses from debt modification	The Company’s ability to achieve certain growth milestones was temporarily deferred in favour of maintaining solvency and operational continuity. Material risk related to settlement obligations and shareholder dilution remains, necessitating ongoing monitoring and disclosure
Loan and Private Placement Financings	Debt repayment, investment in technology infrastructure, and expansion into key markets	Debt repayment, investment in technology infrastructure, and expansion into key markets. The Company also used it for continuation of operations.	Reduced cash flow from collections required the Company to prioritize stabilization of core operations over new development.	Progress on technology upgrades and market expansion was delayed. The priority shifted to financial stabilization and compliance with creditor terms

MANAGEMENT’S DISCUSSION AND ANALYSIS

Analysis of Variance and Impact

●	Unforeseen performance and credit risks associated with the Factoring Agreement, as well as amendments leading to debt modification losses, required a reallocation of resources.

●	Liquidity constraints and working capital deficiency as of June 30, 2025 contributed to an increasing need to prioritize solvency over strategic investment.

There is no assurance that the Company will reach the target of 10,000 sites under contract as planned and the estimates above are subject to the risk factors and assumptions set out below under “forward-looking statements”.

Some of the financial achievements that support management’s belief in its ability to complete the building of the networks currently under development and those being negotiated include:

On January 3, 2024, the Company announced that it had signed a non-binding mandate letter for a US$ 5M Senior Secured Bridge Facility (the “Facility”). The Facility has a 2-year tenor and bullet principal repayment at maturity. It is to be refinanced by long-term senior debt at maturity and the term can be extended by the lender or converted into other long-term debt. On April 26, 2024, NuRAN announced the signing of the Facility with the Facility for Energy Inclusion (“FEI”), a fund managed by Cygnum Capital, for the purpose of (re)financing the construction of renewable energy assets for mobile network infrastructure in respect of existing and new NaaS agreements with the intention of accelerating the build of NaaS sites primarily in Cameroon and DRC. This Facility will allow NuRAN to deploy more than 500 new sites and combined with cash generated from operating sites, the Company will use the proceeds to cover all material and construction costs of new sites. The loan drawdowns are subject to customary drawdown conditions for a loan of this nature including evidence of new sites being funded and operational from the proceeds of drawdowns and the amounts are secured against the assets of the Company’s subsidiaries.

MANAGEMENT’S DISCUSSION AND ANALYSIS

●	Also on January 3, 2024, the Company announced that it extended the maturity date of the Convertible Debentures entered into in July 2022 from July 2023 to July 12, 2024. As per the terms of the extension, the original issuance discount of 10% was increased to 16% leading to a maturity value of $ 2,645,502 and the principal amount is convertible into common shares of the Company at a fixed price of $0.40 at the option of the debenture holder during the term of the Convertible Debenture. The investor as agreed to be the exclusive transmission equipment provider for a term of the earlier of seven years or until such time as the Company completes the purchase of a committed volume of equipment for its African operations. As of the date of this MD&A the Company is in discussion with the investor for extension of terms.

●	On February 6, 2024, the Company announced that it had received a non-binding Letter of Intent for up to US$ 15M of debt financing and on March 11, 2024, the Company announced that it received three additional expressions of interest from lenders to support the Company’s network infrastructure roll-out at the NuRAN Africa level. It is anticipated that the funding can be drawn individually or as co-lenders in a syndicated debt facility. The combined value of these four potential facilities as well the possible rollover of the US$ 5M bridge facility mentioned above can possibly fund at least 2,500 of the sites under contract. Moreover, the terms proposed by those potential lenders are actually more attractive to the Company than anything received previously and also provides much more flexibility allowing drawdown on a per country basis if necessary. This is a result of the positive progress made to date with current operations and contracts.

●	On May 15, 2024, The Company announced that NuRAN Wireless Africa Holding, a wholly owned subsidiary of NuRAN, signed a non-binding Term Sheet and a Mandate Letter with a Global Asset Management Company (“The Lender” and “The Lead Arranger”) for a long-term senior secured credit facility (the “Loan Facility”) of which US$ 15,000,000 is to be provided by The Lender. The Loan Facility will include a mechanism for the Lead Arranger to increase the facility to up to US$ 70,000,000 in funding including a syndication of other lenders. This financing will facilitate the procurement and installation of network infrastructure sites across several African countries. The facility has no expiration date and is still valid and confirmed by the partner. The Global Asset Management Company completed operational due diligence and confirmed their interest to complete next steps for the facility contingent on reception of an equity term sheet for NuRAN Africa Holding of a minimum of US$ 10M.

●	On July 16, 2024, the Company announced that the initial US$ 2.5M drawdown from FEI had been received. As a result of this NuRAN resumed its rollout plan. On February 28, 2025, NuRAN announced that it had received approval for the second drawdown of US$ 1.05M to support expansion of its NaaS operations in Cameroon. On September 29, 2025, the Company announced it had received its third drawdown of US$ 1 million, designated to support the delivery or relocation of 50 sites in the Democratic Republic of the Congo and Cameroon. Following this transaction, a balance of US$ 450,000 remains available for withdrawal from the facility dependent on completing the 50 sites.

MANAGEMENT’S DISCUSSION AND ANALYSIS

●	On August 19, 2024, NuRAN announced the closing of a non-brokered private placement of an unsecured convertible debenture (the “Debenture”) for aggregate gross proceeds of US$ 1.6M. The Debenture has a two-year term and accrues interest at a rate of 15% per annum until the Maturity Date. The principal amount of Debenture is US$ 2,194,772 after application of an original issuance discount of 25% and including all applicable fees. The Debenture may be converted into units of the Company (each, a “Unit”) at a conversion price of $0.225 per Unit (the “Conversion Price”) with each Unit consisting of one common share and one common share purchase warrant exercisable into one common share at a price of $0.25. Under the terms of the Debenture, the Company also granted a participation right in future equity financings up to a 9.9% equity interest in the Company. The Company issued the convertible debenture to an investment group controlled by an existing investor in the Company at a 25% discount to align with terms previously offered to other debt holders, such as the facility entered into in April 2023. The facility is unsecured, meaning it is not backed by Company assets. This was a deliberate choice to provide flexibility and avoid encumbering assets in a period of heightened liquidity risk. The discounted offering was intended to incentivize immediate financing and provide equitable treatment among lenders, while securing capital necessary for operations. The terms reflect prevailing market conditions and the Company’s need to attract timely investment without offering additional securities. The impact of the discount is reflected in the financial statements through increased non-cash interest expense and potential equity dilution upon conversion.

●	On August 26, 2025 the Company closed a non-brokered private placement financing for gross proceeds of $1,500,000 through the issuance of 30,000,000 common shares of the Company at a price of $0.05 per Share. The proceeds raised from the Private Placement were used by the Company for working capital purposes and payment of all outstanding short-term promissory notes issued from April to August 2025 totaling $1,274,492.

●	On November 26, 2025, the Company announced the successful closing of a non-brokered private placement financing, raising gross proceeds of $300,000. This was accomplished through the issuance of 13,636,362 units of the Company priced at $0.022 per Unit. Each Unit is comprised of (i) one common share in the capital of the Company and one half of one (1/2) Share purchase warrant. Each whole Warrant will entitle the holder thereof, following the proposed consolidation to acquire one pre-Consolidation Share at a pre-Consolidation price of $0.033 per Warrant Share until 5:00 p.m. (Vancouver time) on the date of expiration of the Warrant, which is three (3) years following issuance.

NuRAN’s NaaS model by its very nature as an infrastructure investment, has led it to pursue several debt and equity instruments since the shift in model in 2020. The strong asset focus of NaaS has meant that debt was a natural source and the Company has had success in sourcing this, including the Cygnum facility supported by the term sheet for a $15M long term facility signed with a Global Asset Management Company. The challenge has been to bring equity alongside this and while NuRAN’s public company status gives it access to this liquidity, challenging market conditions and other macro factors have made this difficult to complete.

These factors have led the Company to seek alternative hybrid instruments which have potential equity returns, but also a debt element whereby financiers can participate in cashflows and some element of protection even though this means less potential over the long term. In 2021 NuRAN brought an equity investment in the private placement, but subsequent investments including $2M raised in 2022, US$ 1.5M in April 2023, and US$ 1.6M in 2024 were all done via convertible debt instruments. Two of these were strategic investments, providing financial support to the Company while combining strategically important commercial relationships. Whilst including the option for conversion and the potential value uplift this provides, the intention of these parties is for repayment with suitable interest returns. As unsecured instruments, the risk associated with these is limited and the Company actively manages this by keeping close relations with both providers.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company’s other financings were more financial in nature without any strategic element or connection and therefore with more onerous terms. This was primarily the factoring agreement signed in 2023 and arising from a debt settlement of other short-term facilities provided by the same group, but also the US$ 1.5M debenture signed in 2023 and other debentures. The funding came at a time when the Company was seeking short-term funding only to bridge to closure of the EIB financing through 2022 and into 2023. Unfortunately, this came at a time when NuRAN’s share price was falling and did not reflect what management considered to be the fair value of equity. It was intended that a convertible instrument which provided a reasonable interest rate helped by a conversion price to equity set above market would be the best alternative. As time went and the EIB financing fell away, alternate sources of financing were not available which led the Company to continue to draw on the factoring. By this time the factoring agreement was being amended to add more onerous terms to manage tax implications but also compensate for additional risk given the exposure of the factor overall. This was especially the case as the risk profile of the Company increased due to challenges encountered in delivering site build targets and revenue generation.

NuRAN signed the Eighth Factoring Amending Agreement on August 19, 2025. This followed amendments signed 1) September 2023, 2) November 2023, 3) December 2023, 4) April 2024, 5) June 2024, 6) December 2024 and 7) April 2025. Each amendment was entered into to provide additional funding as alternate sources were delayed as well as satisfying specific requirements for the closing of Cygnum Capital in June 2024. The Eighth Amendment is an example of the amounts, frequency and terms of various drawdowns under the factoring agreement as per the table below. As of the date of this MD&A, the Company had drawn an additional $198k under the factoring agreement and also received an advance of US$ 150,000 for settlement of the infrastructure licence costs in the DRC. The latter payment was issued under a promissory note issued on September 9, 2025 which was repaid in full with interest of 15% pa and a lending fee of 5% from the proceeds of the Cygnum drawdown of US$ 1,000,000 received on October 6, 2025.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Date of Loan	Amount of Principal	Maturity Date	Interest Rate	Other Costs*	Date of Effective Settlement	Details of Any Repayments	Credit added to the Paid Account of the Factor
23-Dec-24	150,000.00	06-Feb-25	15.0%	2.0%	25-Aug-25	Principal repaid in cash	554,271.39
22-Jan-25	63,405.12	08-Mar-25	15.0%	2.0%	25-Aug-25	Principal repaid in cash	231,228.97
04-Feb-25	146,030.00	14-Mar-25	15.0%	2.0%	25-Aug-25	Principal repaid in cash	536,268.58
15-Apr-25	200,000.00	30-May-25	15.0%	5.0%	25-Aug-25	Principal repaid in cash	403,672.43
02-May-25	50,000.00	16-Jun-25	15.0%	5.0%	25-Aug-25	Principal repaid in cash	97,896.78
06-May-25	150,000.00	20-Jun-25	15.0%	5.0%	25-Aug-25	Principal repaid in cash	292,604.72
27-May-25	105,000.00	11-Jul-25	15.0%	5.0%	25-Aug-25	Principal repaid in cash	195,450.57
04-Jun-25	70,000.00	19-Jul-25	15.0%	5.0%	25-Aug-25	Principal repaid in cash	125,532.76
10-Jun-25	127,778.00	25-Jul-25	15.0%	5.0%	25-Aug-25	Principal repaid in cash	234,116.55
13-Jun-25	11,830.26	28-Jul-25	15.0%	5.0%	25-Aug-25	Principal repaid in cash	21,612.22
20-Jun-25	100,000.00	04-Aug-25	15.0%	5.0%	25-Aug-25	Principal repaid in cash	176,365.07
08-Jul-25	100,000.00	22-Aug-25	15.0%	5.0%	25-Aug-25	Principal repaid in cash	167,745.94
09-Jul-25	20,539.50	22-Aug-25	15.0%	5.0%	25-Aug-25	Principal repaid in cash	34,419.33
22-Jul-25	134,232.50	05-Sep-25	15.0%	5.0%	25-Aug-25	Principal repaid in cash	221,674.26
29-Jul-25	27,542.00	12-Sep-25	15.0%	5.0%	25-Aug-25	Principal repaid in cash	45,860.50
11-Aug-25	27,570.00	25-Sep-25	15.0%	5.0%	25-Aug-25	Principal repaid in cash	43,123.77
19-Aug-25	150,000.00	03-Oct-25	15.0%	5.0%	25-Aug-25	Principal repaid in cash	19,547.41
Total	1,633,927.38						3,401,391.25

* Lending Fee: increasing by 1% (first 3 notes) or 2% (all other notes) per month until repayment; interest is charged on this amount. Maximum lending fee of 10% on the first 3 Notes, no maximum on others.

Advances provided and amendments to the factoring agreement were entered into with the expectation that the business would meet the conditions for further drawdowns from Cygnum Capital and these were therefore short term. Also because the Cygnum funds were to be directed to site construction, the factoring was used to provide working capital for the parent company as well as repayments of the facility drawn in April 2023. The loans in the table above were issued at the time of entering into the 6th amendment in December 2024 when the Company was generating sufficient cash in its Cameroon operation to cover its operating expenses. In fact, in February 2025 funds were up-streamed from Cameroon and the Company also expected to obtain its infrastructure licence for DRC that would unlock additional funding from Cygnum. The notes were used on a limited basis from December 2024 to the beginning of May 2025 to settle urgent cash needs. By May when the significant reduction in income became apparent due to the international billing issue, the Company simply did not have alternatives for cash and continued to draw on the factoring agreement until the drawdown from Cygnum in October 2025. All conditions of the DRC licence had also been fulfilled so we expected not to need more short-term loans. It was this expectation that led management to accept relatively high rates of interest and other terms due to the short term expected life of the debt and simply no other alternatives. Any equity raise would be highly dilutive plus it was not clear there was interest in a public offering given the overhang of potential conversions through recourse on the factoring line.

Accounting Treatment of Borrowings

The unsecured instruments are straightforward relative to the other borrowings. These were issued with Original Issuance Discounts (OIDs) which is treated separately from the principal amount of the liability. The OID is a negative amount that is amortised over time as the instruments approach maturity. This amortization is charged through the P&L as a financing expense and the liability is accreted (increased in value), also booked through the P&L. In the absence of any renegotiation or renewal, there is no other booking of loss/gain in the instrument. The conversion feature of both of these instruments is booked separately as a derivative valued using Black Scholes pricing with key assumptions being the risk-free rate (Bank of Canada rate) and volatility (based on a benchmark of similar companies in the industry).

MANAGEMENT’S DISCUSSION AND ANALYSIS

The secured instruments coming from financial investors – the factoring agreement and debentures – were somewhat more complex, mainly because they come with additional fees and charges, and due to their size and security characteristics. Main features of the factoring agreement are lending fees and interest which are charged through the P&L. In addition, during the period some cash advances were paid in by the group as promissory notes and then eventually brought under the factoring based on the Company’s intent and ability to repay. In addition, with each recourse notice involving a share issuance, any gain resulting from the difference between the contractual conversion price and market price is booked through the profit & loss as “Other Elements”. The factoring agreement does not contain any embedded derivatives that require subsequent fair value measurement under IFRS.

The other secured instruments being convertible debentures include an OID and in some cases interest charges. One instrument includes a lending and monitoring fee as well as interest and these are booked regularly through the P&L as finance expenses. Amortisation of the OID and accretion of the instrument value is also booked and as these have derivatives, Black Scholes pricing is used with similar assumptions as mentioned above.

Given the significant balance of amounts owing under the factoring facility and convertible debentures, and that these arise from transactions with parties connected to an independent Board member of NuRAN, the Company takes several steps to maintain a system of independent oversight when considering these transactions. First the Company has adopted a Code of Business Conduct and Ethics sanctioned by the Board that details specific steps that the Company should take in dealing with these transactions in order to ensure all related party transactions are conducted on an arm’s length basis and in the best interests of the company and shareholders. Second, in all matters concerning related party transactions the Board takes a number of steps to maintain independence including disclosure whereby the board member with the potential conflict fully discloses the nature and extent of their interest before the transaction is discussed and in addition, that director does not participate in any discussion, negotiation, or decision related to the transaction. Third, members of the audit committee review and evaluate all related-party transactions including seeking independent, external advice if needed, which has been the case for the factoring and restructuring transaction. While NuRAN can benefit from sourcing finance from connected parties given their knowledge and understanding of the Company, it recognizes the need to follow strict policies to protect its stakeholders’ interests.

Equity Investments Supporting Lender’s Facility

Since the announcement of proposed and closed loan facilities, management has been focusing on accelerating discussions with Investment Funds and potential strategic partners targeting infrastructure investments in emerging markets. To date the concerns expressed by those investors were mainly related to site performance, operational capacity, asset ownership, risk diversification across markets and the availability of debt finance. In parallel with these discussions, and as part of its ongoing work to strengthen NuRAN’s operating and financial position, management has been addressing all these areas of concern. Regarding asset ownership, the Company has amended the NaaS contract with Orange DRC to, amongst other things, eliminate the asset transfer provision. We are progressing discussions with Orange Cameroon to make the same amendment. All recent NaaS contracts do not have the asset transfer provision and in this way NuRAN will retain ownership helping it to generate long term revenue and increase value for shareholders.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Additionally, during discussions regarding the valuation of NuRAN Africa Holding, potential equity partners have expressed concerns about the short-term convertible debt facility at the NuRAN Canada level. Management has initiated discussions with its debt holders regarding the potential conversion to equity. As a result, the Company put a proposed restructuring of debt along with a private placement and consolidation of its common shares to shareholder vote at its AGSM held in October 2025. Approval of these means NuRAN shall have better access to capital markets and also improve its capital structure with less debt overall.

Results in Cameroon, while being impacted by the afore-mentioned billing system error, are still on target with management’s initial expectations. NuRAN continues to enhance its technology solution and increased network capacity has led to growth in traffic which helps mitigate the effect on revenue. In addition, better site allocation and selection continues to ensure the success of new sites. The same measures are to be adopted in DRC and have started to show signs of performance improvement. Technology effectiveness and ownership is a key criterion to NuRAN’s success in rural emerging markets, and our engineering team is working continuously on further upgrades. In addition to these measures, the DRC commercial team has established a strategy of reselling Orange products and services that has already shown growth in user adoption and traffic.

Combined with the accumulated experience of its internal team, management has put together a comprehensive ecosystem of partners to support growth. This ecosystem works across service delivery from site selection to monitoring to share findings in both existing and new countries. The Company has also increased and diversified its supplier base to meet demand and reduce the risks associated with one single supplier.

With over 5,000 sites currently under contract, NuRAN’s DRC exposure is now less than 40% reducing NuRAN’s concentration risk. The US$ 5M bridge facility from Cygnum Capital and US$ 1.6M private placement along with the 2024 announced US$ 15M Term Sheet including a possible increase to a US$ 70M Facility continues to support management’s efforts to raise equity. This financing, when completed, is expected to support the rollout of up to 600 sites across a number of countries to further diversify its revenue sources. Timing of this rollout is uncertain as the US$ 15M facility is contingent on an equity injection to NuRAN Africa Holding of a minimum of US$ 10M as mentioned above. In the short term, management is also pursuing a potential increase of the Cygnum Capital facility to support Benin and Ivory Coast deployments.

All the above are measures that have not only improved the Company’s financial performance but also increased its attractiveness to equity investors.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Outlook

NuRAN’s wireless infrastructure solutions have been used by mobile network operators (MNOs) as part of their network operations and, more recently, to extend rural coverage through the NaaS model. NuRAN’s solutions have been evaluated or are currently operated by MNOs in over 20 countries in Southeast Asia, Africa, South America, and Latin America. The company has also formed partnerships with industry participants, including tower, satellite, and power companies, to expand market access. Management reports that acceptance and use of NuRAN’s system by MNOs, along with collaborations with other industry stakeholders, may enable NuRAN to pursue further business opportunities.

NuRAN has previously announced LiteRAN xG, a mobile wireless infrastructure product offering 2G, 3G, and 4G capabilities from one device, which allows operators to utilize multiple technologies concurrently and adapt their services as needed. The addition of LiteRAN xG to the company’s offerings, is projected to increase the addressable market.

As of July 2024, NuRAN’s NaaS service includes 5,092 sites under contract with two major MNOs in Africa, with an aim to reach 10,000 contracted sites. A 200-site agreement with MTN Benin was announced in July 2024, raising the total to 5,092 sites, which also includes contracts with Orange SA in Cameroon, Madagascar, and DRC, and with MTN Group in Cameroon, South Sudan, Sudan, Ivory Coast, and Namibia. NaaS agreements with MTN in Sudan and South Sudan are currently on hold due to ongoing instability in those countries. Additionally, NuRAN recently signed a Memorandum of Understanding (MOU) with Telecel in Ghana to resume seven sites delivered with support from a GSMA Investment fund. The MOU outlines the plan to establish a NaaS agreement in 2025, consistent with broader economic strategies.

Additional contracts with MNOs and the signing of a Group Framework Agreement (GFA) with MTN Group reflect industry recognition of NuRAN’s mobile network infrastructure solutions and its experience in deploying and managing cellular networks for extended customer reach.

The following section discusses the Company’s financial performance based on consolidated financial statements for the six months ended June 30, 2025 and 2024.

Factors Concerning the Company’s Financial Performance and Results of Operations

To evaluate the results of the strategic shift, management closely monitors four key measures of the Company’s performance: Revenue, Gross Profit Margins (GPM), Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) and Net Income.

Revenue growth measures the success of the NuRAN’s products and services, led by the NaaS solution, combined with our marketing and sales efforts. Growth is demonstrated by the Company’s ability to enter into contracts, build NaaS infrastructure, penetrate new markets and gain new customers for existing and new products and services. The investments in marketing and sales and the shift in direction to more of a services model have increased our sales pipeline, started to generate sales with first sites live and should produce increasing revenues as rural subscribers in previously covered and uncovered areas take advantage of more choice, availability and variety of mobile services to improve their economic position. The take-up of NaaS solutions and the resultant recurring revenue stream brought on by each live site is starting to already generate transformative growth in revenue for the Company.

MANAGEMENT’S DISCUSSION AND ANALYSIS

GPM measures how efficiently and effectively NuRAN delivers its systems and services to its clients, both in terms of production of its product line, and increasingly, delivery of the NaaS solution in rural areas and direct costs of delivery incurred in local subsidiaries.

Some of NuRAN’s NaaS agreements include a guaranteed minimum revenue monthly fee (GMR) to ensure a return on each site, covering costs and interest. Recently, with high network performance, the Company is transitioning to a threshold model, whereby revenue is retained up the threshold but allowing them to retain more revenue and retain ownership of the sites. Under IFRS, current contracts require NuRAN to record site sales when operational, impacting revenue and gross profit margins. Future contracts without site transfer will better reflect invoicing and economic results. Management monitors three gross profit margin indicators: revenue per site, revenue share, and operational fees. This shift aims to create a stable and recurring revenue stream post-rollout completion.

EBITDA measures the entire operations by including selling and administrative costs in African subsidiaries as well as Canada. It should increase as sales grow due to the fixed nature of much of the support infrastructure including administrative, sales & marketing, research & development and other costs and the economies of scale that can be achieved in monitoring network operations and maximizing site performance.

Net income is a measure of how efficiently and effectively the business is running, however management recognises that, given the stage of NaaS rollout and implementation, the Company is likely to be loss-making for some time. To achieve an acceptable net income, the company needs to significantly increase its revenues, while maintaining or slightly increasing its selling and general administration costs and efficiently utilising the capital assets that it deploys, achievable through the NaaS model.

Tower Outlook Disclosure

Regarding the outlook for site deployment, management reported on the status of its expected deployment of NaaS sites. In order to improve the accuracy of development plan expectations, management is pursuing site development in phases that are determined based on the confirmed availability of funds for a specific phase. As an example, the cash generated from its operation in Africa, the US$ 5M facility, local Cameroon financing and the investment in August from a long-time shareholder are now contributing to the delivery of at least 600 sites. As of the date of this MD&A, a total drawdown of US$ 4.55M has been received with a remainder US$ 0.45M from the US$ 5M Facility from Cygnum Capital. Supported by continued cashflow from operations, subsequent drawdowns will fund the ongoing deployment plans.

As a result of the Company’s ongoing financing efforts, management continued to increase its pipeline of financing options from other groups with expressions of interest of over US$ 80M including the US$ 15M term sheet announced in May and agreed mandate to further increase this amount. With the Company’s contributed equity in NuRAN Wireless (Africa) Holding supporting this long-term debt, the additional financing options available, and cash generated in its subsidiaries, NuRAN is committed to showing regular progress in building the planned number of operating sites.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Outstanding share Data

	June 30, 2025	December 31, 2024	December 31, 2023
Common shares, voting and participating	74,194,132	58,694,132	43,043,579
Warrants	30,164,206	18,539,206	11,911,105
Options	2,870,000	2,870,000	3,305,000

As at June 30, 2025 the Company had 74,194,132 common shares outstanding. Subsequent to this date, and as the date of this MD&A, the number of shares increased to 109,194,132 as a result of a private placement of CA$1.5 million issuing 30 million shares closed in August and a recourse related to the Factoring Agreement issuing 5 million shares in July. As at June 30, 2025, the Company has convertible debt instruments in issue which, if fully converted, would result in the issuance of 81,848,208 common shares. This includes 44,876,505 common shares related to Loans Payable, primarily the factoring agreement which is capped at 35 million as per the 6th Amending Agreement, 23,536,772 relating to secured and unsecured Convertible Debentures and 13,434,931 relating to unsecured Convertible Debenture and Derivative Liabilities.

SELECTED ANNUAL FINANCIAL INFORMATION

The following is selected financial data derived from the second quarter condensed interim consolidated financial statements of the Company as at June 30, 2025, and 2024 and for the periods then ended:

	Three-months ended June 30, 2025	Three-months ended June 30, 2024	Six-months ended June 30, 2025	Six-months ended June 30, 2024
Total revenues	$ 627,920	$ 1,512,457	$ 2,909,754	$ 2,085,634
Total loss	$ (3,542,950)	$ (2,425,969)	$ (5,319,261)	$ (4,882,809)
Net loss per share – basic	$ (0.05)	$ (0.05)	$ (0.08)	$ (0.10)
Net loss per share – diluted	$ (0.05)	$ (0.05)	$ (0.08)	$ (0.10)

	Six-months ended June 30, 2025	Six-months ended June 30, 2024
Total assets	$ 25,619,640	$ 21,899,246
Total non-current financial liabilities	$ —	$ 173,043

MANAGEMENT’S DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS

Revenue

Revenue for the six-month period ended June 30, 2025 of $2,909,754 was an increase of $824,120 from the six-month period ended June 30, 2024 ($815,473 increase for the six-month period ended June 30, 2024 compared to the six-month period ended June 30, 2023).

Of the total revenue for the six-month period ended June 30, 2025, $1,649,146 was NaaS service revenue from site operations. In addition to this, the Company recognised $664,690 that was an adjustment to comply with IFRS 15, which as mentioned earlier requires that we recognize a sale of the site and cost when it becomes operational. Over 90% of NaaS revenue relates to Cameroon and the remainder to DRC. Other revenue was related to product sales, of $290,234 and an adjustment of $305,684 on NaaS service revenue for the six-month period ended June 30, 2025. This adjustment represents the expected up-lift from final resolution of unbilled traffic identified during the review of international billing which impacted Cameroon NaaS service revenue, as well as the IFRS 15 adjustment relating to the same issue. The adjustment was provisionally booked in Canada to avoid complications with local reporting until final resolution can be confirmed.

Gross Profit

Gross profit for the six-month period ended June 30, 2025 increased by $444,669 compared to the six-month period ended June 30, 2024 (decreased by $1,202,180 for the six-month period ended June 30, 2024 compared to the six-month period ended June 30, 2023).

Gross margin for the six-month period ended June 30, 2025 decreased to 57.66% from 59.12% for the six-month period ended June 30, 2024 (increased to 59.12% for the six-month period ended June 30, 2024 from 2.42% for the six-month period ended June 30, 2023).

The overall gross margin is more in line with the Company’s projections based on the level of direct costs for the NaaS offering, including VSAT. Overall, the six-month period ended June 30, 2025 NaaS gross margin was 59%, and 82% excluding the IFRS 15 adjustment. The change in revenue recognition following the planned move from GMR to the threshold method, now in place in DRC, will smooth out future reporting.

The direct costs of NaaS include site leases, insurance, repair & maintenance and VSAT costs with VSAT having a minimum capacity charge. As a result of more revenue being generated over this fixed capacity charge, the VSAT cost per site is being closely managed to maximize gross profit.

Expenses

During the six-month period ended June 30, 2025, total expenses decreased by $835,929 from the six-month period ended June 30, 2024 (for the six-month period ended June 30, 2024 total expenses increased by $1,109,161 from the six-month period ended June 30, 2023). In aggregate, operating cost categories including selling, administrative and research and development decreased by approx. $600k over 2024 as management continued cost containment initiatives while continuing to invest in enhancing its 3G/4G platform required of its MNO customers. Financial expenses increased by approx. $900k because of the greater short term debt load, higher interest costs and foreign exchange impact. Approximately 90% of financial expenses are non-cash charges. A one-time reversal of previously charged share-based compensation resulted in a credit of $692k.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Net Loss

As a result of all the factors mentioned above the Net Loss for the six-month period ended June 30, 2025 increased to $5,319,261 from the six-month period ended June 30, 2024 loss of $4,882,809, an increase of $436,452 (for the six-month period ended June 30, 2024 decreased to $4,882,809 from the six-month period ended June 30, 2023 loss of $6,175,514). The change for the six-month period ended June 30, 2025 was a result of an increase in gross profit and a reduction in selling, administrative and R&D costs partially offset by the increase in financial expenses.

Total Comprehensive Loss

The difference in the foreign exchange translation of foreign operations for the six-month period ended June 30, 2025 was a net gain of $488,459 compared with a net loss of $302,608 for the six-month period ended June 30, 2024. The Total Comprehensive Loss for the six-month period ended June 30, 2025 increased to $5,701,028 compared to $4,830,802 for the six-month period ended June 30, 2024 (a Total Comprehensive Loss of $5,185,417 for the six-month period ended June 30, 2024 compared to a Total Comprehensive Loss of $6,039,942 for the six-month period ended June 30, 2023).

Expenses

Below is a discussion of the expenses for the six-month period ended June 30, 2025, and the six-month period ended June 30, 2024.

	2025	2024	% change from 2024
Selling expenses	372,429	388,173	-4.06%
Administrative expenses	2,088,174	2,959,948	-29.45%
Share-based compensation	(691,924)	—	-100%
Financial expenses	4,196,101	3,296,540	+27.29%
Research and development costs	536,745	248,124	+117.53%
	4,196,101	6,892,785	-39.12%

Selling expenses

Selling expenses consist of salaries to sales and marketing staff, commissions on sales, travel expenses, trade shows, presentations and costs associated with the IR online marketing campaign. The decrease shows the impact of reduced headcount of sales staff as the business continues to focus on operations, rollout of sites under contract and financing rather than signing new contracts. Marketing efforts are also seeing less emphasis although the management team makes a point of attending events in Africa, especially where these can be combined with raising finance and visiting operating subsidiaries.

Administrative expenses

Administrative expenses consist of staff remuneration, legal fees, audit and accounting fees, insurance, rent, consulting fees, general office expenses and depreciation and amortisation. These costs decreased from the previous period as a result of cost containment measures as well as an adjustment for prior year employee share-based compensation expenses.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Financial expenses

Financial expenses consist of bank charges, convertible debenture and lease interest, charges associated with short term financing and gain/loss on foreign exchange. The increase in financial expenses for the six-month period ended June 30, 2025, compared to the six-month period ended June 30, 2024, is mainly a result of the higher short term debt load, higher interest costs and foreign exchange impact of foreign currency denominated obligations.

Research and development

Research and development costs for the six-month period ended June 30, 2025 increased over the six-month period ended June 30, 2024 as the Company continued to focus on continuous improvement of its technical solution and enhancements to its product line towards 3G/4G capabilities in line with its unique positioning and awareness of requirements in the markets it operates in.

In general, management continues to streamline operational, administrative and financial expenses. This followed a restructuring initiative to organise operations globally based on function rather than geography and now the emphasis on economic poles as a means of expanding its business. With the funding of Cygnum Capital, increased operating cashflow and other facilities the Company has built more NaaS sites generating recurring revenue showing the potential of the business model. This has allowed management to generate more interest from financing partners. The Company continues with its efforts to have group operating costs covered by NaaS revenue so that any new funds raised can be directed to site construction and servicing and repaying other debt. This will support management’s efforts to continue to negotiate better financing terms including existing and new financing initiatives.

SUMMARY OF QUARTERLY RESULTS

Three Months Ended	Total revenues ($)	Total loss ($)	Basic and Diluted Loss Per Share ($)
30-Jun-25	627,920	(3,542,950)	(0.05)
31-Mar25	2,209,079	(1,689,530)	(0.03)
31-Dec-24	663,422	(371,968)	(0.01)
30-Sep-24	1,563,061	(3,220,575)	(0.06)
30-Jun-24	1,512,457	(2,425,969)	(0.05)
31-Mar-24	572,727	(2,355,685)	(0.05)
31-Dec-23	1,125,235	(2,861,581)	(0.07)
30-Sep-23	797,067	(3,302,317)	(0.08)
30-Jun-23	602,255	(2,823,600)	(0.07)

MANAGEMENT’S DISCUSSION AND ANALYSIS

Second Quarter

During the three months ended June 30, 2025, the Company recognised revenues of $627,920 compared to $1,512,457 during the three months ended June 30, 2024, a decrease of $884,537. Although NaaS revenue is anticipated to remain stable and sustainable, CAPEX sales are unpredictable and may sometimes positively influence a given quarter compared to other quarters in the same year or the same quarter of the previous year. The three months ended June 30, 2025 decrease is actually due to $306k lower CAPEX sale revenue in NuRAN Canada. In addition, recognised NaaS revenue in Cameroon was $561k lower because of a reversal of overstated Q1 revenue resulting from the international billing issue. Q2 2024 NaaS revenue in Cameroon was also higher due to $557k that was booked relating to arrears for NaaS service revenue from 2023. DRC NAAS revenue was also $23k lower in 2025. The above differences were offset by the $306k adjustment mentioned on page 23 as well as IFRS 15 revenue recognised in NuRAN Africa which was $258k higher as a result of recognition of the sale of sites in 2025. There was no IFRS 15 adjustment related to DRC because of the amendment of the NaaS agreement.

During the three months ended June 30, 2025, the Company generated gross margin of $(249,087) compared to $1,188,180 during the three months ended June 30, 2024, a decrease of $1,437,267. The reduction was due to the reduction in reported revenue as well as higher Cost of Goods Sold costs in NuRAN Africa related to IFRS 15 site sales which had a higher recognised cost per site.

During the three months ended June 30, 2025, the Company incurred a net loss of $3,542,950 compared to net loss of $2,425,969 for the three months ended June 30, 2024. The reduction in gross profit of $1.4m was partially offset by a reduction in operating expenses of $500k and contributed to further by the reversal of share-based compensation charges of $692k. In 2024 we also recognised a gain on debt settlement of $390k but in 2025 realised a loss on debt settlement, write-off of assets and loss on modification of the DRC NaaS agreement amounting to a cumulative $451k.

LIQUIDITY AND CAPITAL RESOURCES

The Company’s cash decreased to $113,117 as at June 30, 2025, from $228,979 as at June 30, 2024. Current assets increased to $16,046,643 as at June 30, 2025, from $14,152,936 as at June 30, 2024 due to increases in Trade and other receivables, inventories, work in progress and security deposits offset by a reduction in accrued revenues brought about partially by the reversal of IFRS 15 accounting treatment in the DRC.

NuRAN’s operations are geared to increasing the installed base of owned and operated NaaS sites. Due to the long-term nature of these contracts and the recurring nature of revenue, the Company expects that over time, from a contracted backlog of over 5,000 sites, it will be able to generate a sufficient and significant amount of cash to cover its obligations. While funding efforts have delayed the NaaS build-out, the performance of the existing sites that has been achieved thus far confirms the viability of management’s expectation. The short-term objective is to cover all group operating costs on a monthly basis and beyond this, a sufficient surplus such that build-out of all remaining sites is covered without the need to resort to additional debt or equity funding. During the coming period, the Company will also direct some cash to paying trade and other payables, meeting its obligations with regard to deferred revenue and settling loans payable. Currently the Company has less than 4% of the contracted number of sites in operation and execution risk of the development plan is probably the most important observed issue. This has been exacerbated by the already mentioned aborted financing attempt with the EIB/Finnfund and extremely difficult financial market conditions which put the company’s funding plans at least 2 years behind.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The business is split in line with its geographical footprint with Research and Development as well as production of its core WIS products centered in Canada. Project management and operations support, procurement, network monitoring and administration are also centered in Canada. The NaaS operations including site construction and bulk of the revenue generation is focused in Africa. In order to manage liquidity, the Company must provide sufficient working capital for the Canadian operations. Most of the Canadian costs are payroll related with no ability to postpone payments and although there are some sales of equipment and services from Canada to third parties, the contribution from this is sporadic and difficult to plan. NuRAN cross-charges these services to subsidiaries so ultimately repayment of these obligations from subsidiaries will provide the company with the liquidity it requires.

Site construction is itself not a time intensive activity – what takes time is the procurement and logistics leading up to this. The NaaS offering has 4 key components – radio base stations supplied by NuRAN, power systems (solar panels and batteries), VSAT satellite terminals and the towers themselves. NuRAN must manage its supply chain for base station components and in addition must manage a global supply chain for the other components. From start to finish the working capital needs span at least 6 months or more. Power systems have proven to be the most difficult given the use of hazardous materials including lithium batteries. Recent attention on lithium as a precious mineral, rising demand for electrification and global supply chain challenges following Covid have all added to the complexity. In the second half of 2024, delays in power deliveries doubled the lead times.

The last element of the site construction process is the local activities including equipment logistics, environmental compliance, site identification and acquisition, installation and commissioning. Local African companies are used almost exclusively for this activity but being at the end of a relatively uncertain lead period means managing these relationships brings added challenges. This is to say nothing of local factors such as weather and security which are very real risks in the sub-Saharan. While NuRAN maintains a minimal workforce, the long lead times and execution challenges put strain on cashflow – time is the enemy and ideally NuRAN should have 6-12 months of working capital at any one time.

NuRAN management has been able to sustain extended payment timelines with suppliers and lenders given the potential that the NaaS solution and backlog provides. It closely manages supplier relationships, matching payments with revenue generated as much as possible. In addition, the short-term lending, particularly the factoring facility, is structured almost as an equity-risk instrument limiting repayment obligations and allowing for the use of share issuances.

In the medium term, NuRAN plans to continue to build its NaaS base to generate additional cash. Some of these funds will ultimately be upstreamed to Canada as a way to satisfy obligations. NuRAN manages its foreign currency, translation, convertibility and transfer risk on an ongoing basis as this is a very important element of cash management. It uses such tools as local currency facilities and matches costs to sources including revenue, borrowings and equity. In the short term, repaying outstanding accounts payable and servicing debt will come from planned equity raises to support committed debt facilities.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Of the $14,254,298 in trade and other payables, the majority is attributable to various suppliers and consulting partners. The Company intends to address these obligations through measures such as structured payment plans, allocation of equipment/service sales margin contributions, write-offs, and/or settlement in shares, where applicable.

Within loans payable totaling $16,847,562, an amount of $5,357,770 is owed to Cygnum Capital and pertains to infrastructure investments in NuRAN’s NaaS business. This short-term, two-year bridge facility is anticipated to be converted into a long-term arrangement, and discussions on this transition are currently underway. The remaining balance primarily relates to Advanced Factoring, which has proposed a restructuring transaction involving settlement in shares.

Should the Restructuring transaction proceed, it is expected to transform the current shareholder deficiency into a surplus. This proposal was approved at the Annual General and Special Meeting (AGSM) held in October and details are now being finalised.

Future Financing

Management closely monitors the cash position and short and long-term cash requirements. The Company has broadened its search for capital to support its growth objectives for the NaaS business which included reaching out to Development and Impact Funds, Canadian institutional investors and other sources such as equity and hybrid investors. It is also pursuing the Restructuring of its short-term credit facilities in order to strengthen its balance sheet. Management also recognizes the opportunity for improved cash flow from converting inventory to operating NaaS sites. It has transitioned some inventory from DRC to Cameroon as a means of improving the return on these assets. In addition to spending on site rollout, the Company will continue to look for additional financing to fund operations and maintain its growth strategy (including continuous development of next generation wireless solutions such as the multi-Standard 2G, 3G, 4G platform, as well as the deployment of mobile infrastructure and extended services under the NaaS model).

Current revenues are not sufficient to cover its selling, administrative and R&D costs and finance the capital investment necessary to implement its NaaS contracts. The Company continues to depend on its ability to convert its signed contracts into recurring revenue (for example the agreements with Orange SA for Cameroon, DRC and Madagascar and with MTN for South Sudan, Namibia, Sudan, Ivory Coast and Benin), raise debt to finance NaaS projects and future equity issuances or other means to finance its operations, including funding into NuRAN Wireless (Africa) Holding in Mauritius. Due to the current situation in Sudan and South Sudan as of the date of this MD&A the Company has placed on hold any effort to pursue the development of this network.

While the company remains reliant on external funding for CAPEX spending and short-term debt repayment and restructuring, it has become increasingly less dependent on external funding for day-to-day operations. Boosted by the recent US$ 5M Loan facility (with a possible increase related to Ivory Coast and Benin), the US$ 1.6M private placement and the term sheet and mandate letter aimed at raising up to US$ 70 million, management believes that the company will be able to raise the necessary financing, and that its financial position is expected to improve significantly. However, while showing continued promise, there can be no guarantee that these efforts will be successful.

MANAGEMENT’S DISCUSSION AND ANALYSIS

RISKS and Uncertainties

Additional Financing Requirements and Access to Capital

NuRAN’s ability to realize its assets and discharge its liabilities depends on the continued financial support of its shareholders, the growth and profitability of the future sales of its products and services and from obtaining additional financing.

Recourse Factoring Agreement

The Factoring Agreement dated August 28, 2023 and subsequently amended, remains a significant event for the Company. As at June 30, 2025, the Company had factored receivables totaling $26.8 for $11.1 million in proceeds (“Purchase Amount”). If the Factor is unable to collect these receivables, the Company is obligated to pay the Factor either 145% of the Purchase Amount or issue up to 80,000,000 common shares and 60,000,000 warrants (“Units”) as settlement. This obligation introduces substantial performance risk and credit risk, as well as potential dilution for shareholders should settlement occur in equity.

Arrangement Fee Shares

In connection with the Factoring Agreement, the Company agreed to pay arrangement fees in the form of common shares (“Fee Shares”), with 2,500,000 Fee Shares issued at initial closing and a further 1,900,000 Fee Shares issued in January 2024. These issuances had a direct impact on equity and dilution risk.

Materiality and Amendments:

The Factoring Agreement and its amendments are materially relative to the Company’s total assets of $25,619,640 and 74,194,132 common shares outstanding as at June 30, 2025. Amendments to the agreement have resulted in losses from debt modification and may impact on future financial results and cash flow.

Unbilled Receivables & Performance Obligations

Some factored receivables may be unbilled, with performance obligations remaining unsatisfied, which presents additional uncertainty regarding timing of revenue recognition and cash collection.

Liquidity and Cash Resources:

The Company’s limited cash resources, especially in the event of recourse under the Factoring Agreement, represent a significant uncertainty that may materially affect future performance and ability to meet obligations.

Sales Risks

NuRAN’s sales efforts target large corporations that require sophisticated data capture and production execution systems to collect and analyze data relating to various operational activities. NuRAN spends significant time and resources educating prospective customers about the features and benefits of its solutions. NuRAN’s sales cycle usually ranges from 3 to 18 months and sales delays could cause its operating results to vary. NuRAN balances this risk by continuously assessing the condition of its sales pipeline and making the appropriate adjustments as far in advance as possible. NuRAN’s strategy also includes a comprehensive program to build and improve relationships with long-standing customers to better understand needs and proactively manage incoming business levels effectively.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Foreign Exchange Risk

NuRAN’s sales are mainly outside Canada and are generally conducted in currencies other than the Canadian dollar, while a majority of our product research and development expenses, integration services, customer support costs and administrative expenses are in Canadian dollars. Fluctuations in the value of foreign currencies relative to the Canadian dollar and Cameroon CFA can negatively, or positively, impact NuRAN’s financial results. The company monitors this risk and will enter/consider entering into forward/ derivatives contracts to minimize the exposure.

Outsourcing Risk

NuRAN outsources the manufacture of its products to third parties. If they do not properly manufacture the products or cannot meet the needs in a timely manner, NuRAN may be unable to fulfill its product delivery obligations and its costs may increase, and its revenue and margins could be negatively impacted. The Company’s reliance on third-party manufacturers subjects it to a number of risks, including the absence of guaranteed manufacturing capacity and the inability to control the amount of time and resources devoted to the manufacture of products. To mitigate this dependency, the Company has relationships with two separate manufacturing service providers and maintain contact with additional alternative suppliers in case the primary manufacturing sources should be disrupted.

Competition

NuRAN must contend with strong international competition. Therefore, there are no guarantees that NuRAN can maintain its competitive position. However, its unique mix of products combined with NaaS service delivery, and skilled human resources give it a competitive edge in several markets.

Availability and Cost of Qualified Professionals

The high-technology industry’s strong growth as well as the Company’s move into the NaaS model increased the demand for qualified staff. So far, NuRAN has successfully met its needs for personnel. NuRAN benefits from its location in Quebec City, which gives it access to a large pool of engineering resources but has also pursued hiring internationally. Aware that the satisfaction of its customers is directly tied to the quality of its employees, NuRAN continues to take measures to attract and retain well-qualified professionals from a global talent pool.

Ability to Develop and Expand Mix of Products and Services to Keep Pace with Demand and Technological Trends

NuRAN uses several means to remain on the cutting edge and to meet its customers’ changing needs—steady investments in product development and improvements, business alliances with major industry suppliers and partners, ongoing training of its personnel and occasional business acquisitions that provide it with specific know-how.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Protection of Intellectual Property

To protect its intellectual property, NuRAN relies on a series of patent and trademark laws, provisions respecting trade secrets, confidentiality protection measures, and various contracts. Regardless of all the efforts made to retain and protect its exclusive rights, third parties could attempt to copy aspects of its products or obtain information regarded as exclusive without authorization. There can be no assurance that the measures taken by NuRAN to protect its exclusive rights will be sufficient.

Dependence on Customers

NuRAN is currently dependent on a limited number of customers for the sale of its products and services. If one or several of these customers should cease doing business with NuRAN for any reason or should reduce or defer their current or planned product purchases, NuRAN’s operating results and financial position could be adversely affected.

International Operations Risk

Our international operations are subject to various economic, political and other uncertainties that could adversely affect our business. Over time, as the NaaS business has gained in importance, an increasing proportion of sales are derived outside North America, and economic conditions in the countries and regions in which we operate significantly affect our profitability and growth prospects. The following risks, associated with doing business internationally, could adversely affect our business, financial condition and results of operations:

●	regional or country specific economic downturns;

●	the capacity of the Company to deliver in a technical capacity and to import inventory at a reasonable cost;

●	fluctuations in currency exchange rates;

●	complications in complying with a variety of foreign laws and regulations, including with respect to environmental matters, which may adversely affect our operations and ability to compete effectively in certain jurisdictions or regions;

●	international political and trade issues and tensions;

●	unexpected changes in regulatory requirements, up to and including the risk of nationalization or expropriation by foreign governments;

●	higher tax rates and potentially adverse tax consequences including restrictions on repatriating earnings, adverse tax withholding requirements and double taxation;

●	greater difficulties protecting our intellectual property;

●	increased risk of litigation and other disputes with customers;

●	fluctuations in our operating performance based on our geographic mix of sales;

●	longer payment cycles and difficulty in collecting accounts receivable;

●	costs and difficulties in integrating, staffing and managing international operations, especially in rapidly growing economies;

●	transportation delays and interruptions;

●	natural disasters and the greater difficulty in recovering from them in some of the foreign countries in which we operate;

●	uncertainties arising from local business practices and cultural considerations;

●	customs matter and changes in trade policy, tariff regulations or other trade restrictions; and

●	national and international conflicts, including terrorist acts.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The percentage of our sales occurring outside of North America will increase over time largely due to increased activity in Africa, Central and South America and other emerging markets. The foregoing risks may be particularly acute in emerging markets, where our operations are subject to greater uncertainty due to increased volatility associated with the developing nature of the economic, legal and governmental systems of these countries. If we are unable to successfully manage the risks associated with expanding our global business or to adequately manage operational fluctuations, it could adversely affect our business, financial condition or results of operations.

Gross Margin May Not Be Sustainable

Our level of product gross margins may be adversely affected by numerous factors, including:

●	Changes in customer, geographic, or product mix, including mix of configurations within each product group;

●	Introduction of new products, including products with price-performance advantages;

●	Our ability to reduce production costs;

●	Entry into new markets or growth in lower margin markets, including markets with different pricing and cost structures, through acquisitions or internal development;

●	Increases in material, labor or other manufacturing-related costs, which could be significant especially during periods of supply constraints;

●	Excess inventory and inventory holding charges;

●	Obsolescence charges;

●	Changes in shipment volume;

●	The timing of revenue recognition and revenue deferrals;

●	Increased cost, loss of cost savings or dilution of savings due to changes in component pricing or charges incurred due to inventory holding periods if parts ordering does not correctly anticipate product demand or if the financial health of either contract manufacturers or suppliers deteriorate.

●	Lower than expected benefits from value engineering;

●	Increased price competition, including competitors from Asia, especially from China;

●	Changes in distribution channels;

●	Increased warranty costs;

●	How well we execute on our strategy and operating plans implementing our new NaaS model.

Changes in service gross margin may result from various factors such as changes in the mix between technical support services and advanced services, as well as the timing of technical support service contract initiations and renewals and the addition of personnel and other resources to support higher levels of service business in future periods.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Competition Risks

The markets in which we compete are characterized by rapid change, converging technologies, and a migration to networking and communications solutions that offer relative advantages. These market factors represent a competitive threat to us. We compete with numerous vendors in each product category. The overall number of our competitors providing niche product solutions may increase. Also, the identity and composition of competitors may change as we increase our activity in newer product categories such as data center and collaboration and in our priorities. As we continue to expand globally, we may see new competition in different geographic regions. In particular, we have experienced price-focused competition from competitors in Africa and the U.S., and we anticipate this will continue.

Some of our competitors compete across many of our product lines, while others are primarily focused in a specific product area. Barriers to entry are relatively low, and new ventures to create products that do or could compete with our products are regularly formed. In addition, some of our competitors may have greater resources, including technical and engineering resources, than we do. As we expand into new markets, we will face competition not only from our existing competitors but also from other competitors, including existing companies with strong technological, marketing, and sales positions in those markets. Companies with whom we have strategic alliances in some areas may be competitors in other areas, and in our view this trend may increase. Companies that are strategic alliance partners in some areas of our business may acquire or form alliances with our competitors, thereby reducing their business with us.

The principal competitive factors in the markets in which we presently compete and may compete in the future include:

●	The ability to provide a broad range of networking and communications products and services;

●	Product performance;

●	The ability to introduce new products, including products with price-performance advantages;

●	The ability to reduce production costs;

●	The ability to provide value-added features such as security, reliability, and investment protection;

●	Conformance to standards;

●	Market presence;

●	The ability to obtain financing on reasonable terms;

●	Disruptive technology shifts and new business models.

We also face competition from customers to which we license or supply technology and suppliers from which we transfer technology. The inherent nature of networking requires interoperability. As such, we must cooperate and at the same time compete with many companies. Any inability to effectively manage these complicated relationships with customers, suppliers, and strategic alliance partners could have a material adverse effect on our business, operating results, and financial condition and accordingly affect our chances of success. the loss of one or more significant suppliers or a reduction in significant volume from such suppliers

MANAGEMENT’S DISCUSSION AND ANALYSIS

Intellectual Property Risks

We generally rely on patents, copyrights, trademarks, and trade secret laws to establish and maintain proprietary rights in our technology and products. Although we have been issued patents, there can be no assurance that any of these patents or other proprietary rights will not be challenged, invalidated, or circumvented or that our rights will, in fact, provide competitive advantages to us. Furthermore, many key aspects of networking technology are governed by industrywide standards, which are usable by all market entrants. In addition, there can be no assurance that patents will be issued from pending applications or that claims allowed on any patents will be sufficiently broad to protect our technology. In addition, the laws of some foreign countries may not protect our proprietary rights to the same extent as do the laws of the United States. The outcome of any actions taken in these foreign countries may be different than if such actions were determined under the laws of the United States. Although we are not dependent on any individual patents or group of patents for particular segments of the business for which we compete, if we are unable to protect our proprietary rights to the totality of the features (including aspects of products protected other than by patent rights) in a market, we may find ourselves at a competitive disadvantage to others who need not incur the substantial expense, time, and effort required to create innovative products that have enabled us to be successful.

Third parties, including customers, have in the past and may in the future assert claims or initiate litigation related to exclusive patent, copyright, trademark, and other intellectual property rights to technologies and related standards that are relevant to us. These assertions have increased over time as a result of our growth and the general increase in the pace of patent claims assertions, particularly in the United States. Because of the existence of a large number of patents in the networking field, the secrecy of some pending patents, and the rapid rate of issuance of new patents, it is not economically practical or even possible to determine in advance whether a product or any of its components infringes or will infringe on the patent rights of others. The asserted claims and/or initiated litigation can include claims against us or our manufacturers, suppliers, or customers, alleging infringement of their proprietary rights with respect to our existing or future products or components of those products. Regardless of the merit of these claims, they can be time-consuming, result in costly litigation and diversion of technical and management personnel, or require us to develop a non-infringing technology or enter into license agreements. Where claims are made by customers, resistance even to unmeritorious claims could damage customer relationships. There can be no assurance that licenses will be available on acceptable terms and conditions, if at all, or that our indemnification by our suppliers will be adequate to cover our costs if a claim were brought directly against us or our customers. Furthermore, because of the potential for high court awards that are not necessarily predictable, it is not unusual to find even arguably unmeritorious claims settled for significant amounts. If any infringement or other intellectual property claim made against us by any third party is successful, if we are required to indemnify a customer with respect to a claim against the customer, or if we fail to develop non-infringing technology or license the proprietary rights on commercially reasonable terms and conditions, our business, operating results, and financial condition could be materially and adversely affected. Our exposure to risks associated with the use of intellectual property may be increased as a result of acquisitions, as we have a lower level of visibility into the development process with respect to such technology or the care taken to safeguard against infringement risks. Further, in the past, third parties have made infringement and similar claims after we have acquired technology that had not been asserted prior to our acquisition.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Many of our products are designed to include software or other intellectual property licensed from third parties. It may be necessary in the future to seek or renew licenses relating to various aspects of these products. There can be no assurance that the necessary licenses would be available on acceptable terms, if at all. The inability to obtain certain licenses or other rights or to obtain such licenses or rights on favorable terms, or the need to engage in litigation regarding these matters, could have a material adverse effect on our business, operating results, and financial condition. Moreover, the inclusion in our products of software or other intellectual property licensed from third parties on a nonexclusive basis could limit our ability to protect our proprietary rights in our products.